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SECURITIES AND EXCHANGE COMMISSION
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APR 14 2015
17 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
~~8-67377~~ 8-44744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher P. Jensen, Chief Financial Officer — 617-664-4456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk 4/14

AB 3/13 4/14

OATH OR AFFIRMATION

I, Nicholas J. Bonn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Massachusetts
County of Suffolk

Signature & Title

Signature & Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2014
With Report of Independent Registered Public Accounting Firm

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition and Supplementary Information

December 31, 2014

Contents

Supplementary Information

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
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Report of Independent Registered Public Accounting Firm

The Board of Managers
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the "Company") as of December 31, 2014, and the related notes to the statement of financial condition. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, III, IV, V, and VI has been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Ernst & Young LLP

February 25, 2015

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 165,800,803
Cash and cash equivalents segregated in compliance with federal regulations	534,308,203
Securities segregated in compliance with federal regulations	19,999,980
Deposits with clearing organizations	123,998,302
Receivable from broker-dealers and clearing organizations	157,267,363
Receivable from customers	13,087,393
Receivable from affiliates	14,917,859
Distribution fees receivable	6,356,363
Exchange memberships	4,217,300
Other intangible assets, net of accumulated amortization of $27,350,894	21,379,106
Other assets	7,746,873
Total assets	$ 1,069,079,545
Liabilities and member's equity	
Liabilities:	
Payable to broker-dealers and clearing organizations	$ 10,384,134
Payable to customers	304,498,616
Payable to affiliates	105,914,778
Accrued tax liability	1,794,842
Deferred tax liability, net	6,352,627
Accrued marketing expense	1,231,466
Accrued expenses and other liabilities	9,599,374
Total liabilities	439,775,837
Subordinated liabilities	125,000,000
Member's equity	504,303,708
Total liabilities and member's equity	$ 1,069,079,545

The accompanying notes are an integral part of this statement of financial condition.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity and subordinated liabilities contribution, as shown in the Statement of Financial Condition, in the Company. The Company was incorporated on April 21, 1999, and its existence has been deemed perpetual.

The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer, and a Commodity Futures Trading Commission (CFTC) designated Futures Commission Merchant (FCM). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the New York Stock Exchange (NYSE). The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, and mutual fund distribution, as well as the execution and clearance of exchange traded futures and options on futures contracts. The Company has developed a trading system that enables high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, away from the exchange, at prices mutually agreed upon.

2. Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are as follows:

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through February 25, 2015, the date the Statement of Financial Condition were made available.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market securities.

Cash and Cash Equivalents Segregated in Compliance with Federal Regulations

Cash and cash equivalents segregated in compliance with federal regulations consists of cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Section 4d(a)(2) and 4d(f) of the Commodity Exchange Act as well as Regulation 30.7 of the CFTC. Funds are also invested in money market mutual funds in the IEF2 Program offered by the Chicago Mercantile Exchange (CME). Funds invested in the IEF2 Program can be used to meet performance bond requirements at the CME.

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Fair Value of Financial Instruments

Securities owned are recorded on a trade date basis and are reported at fair value.

2. Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis, and adjusts the collateral as appropriate.

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned as well as futures margin transactions.

Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission recapture business as well as futures margin collected.

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquisition over the fair value of net tangible and other intangible assets acquired. Other intangible assets represent purchased assets that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability.

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. Impairment of goodwill is deemed to exist if the carrying value of a reporting unit, including its allocation of goodwill and other intangible assets, exceeds its estimated fair value.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from five to twenty years from the date of original acquisition. Identifiable intangible assets are also reviewed for impairment at least annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Exchange Memberships

Exchange memberships represent ownership interests in domestic exchanges, and provide the Company with the right to conduct business on those exchanges. These assets are recorded at cost, and are periodically evaluated for impairment that may be deemed to be other-than-temporary. Based on the Company's evaluation of projected cash flows of the Company's FCM business in compliance with GAAP, the decline in fair value was determined to be temporary. Accordingly, the investment is not deemed to be impaired as of December 31, 2014.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

2. Significant Accounting Policies (continued)

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

As of December 31, 2014 the Company has a net deferred tax liability of $6,352,627. Of the net deferred tax liability, the Company had a deferred tax liability related to other intangible assets of $6,412,214 and a deferred tax asset of $59,587 related to accrued expenses and other investments.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent as part of an intercompany tax-sharing agreement.

In compliance with relevant accounting guidance, the Company has identified no uncertain tax positions as of December 31, 2014. The earliest year open to examination is 2010.

4. Goodwill and Other Intangible Assets

The Company completed its annual evaluation of goodwill as of December 31, 2014, and determined an impairment existed. In accordance with Accounting Standard Codifications ("ASC") §350, there is a two-step process for identifying and quantifying a potential impairment on goodwill. Step one involves comparing the fair value of the equity of the unit with its associated carrying value. If the carrying value exceeds its fair value, step two is required to quantify impairment. Step two involves fair valuing the balance sheet of the unit and comparing the implied fair value of the unit's goodwill with its carrying value. The amount of carrying value of goodwill in excess of the fair value is the impairment loss.

4. Goodwill and Other Intangible Assets (continued)

In connection with the Step one, both the income (also known as the discounted cash flow ("DCF") method), which utilizes the present value of cash flows to estimate fair value and the market approach, which utilizes a detailed comparable company valuation analysis for firms in similar lines of business that are publicly-traded or which are part of a public or private transaction in its industry.

Based upon the Step one results as of the measurement date, the fair value of equity of the Company was less than the carrying value, which indicated the goodwill may be unrecoverable and impaired. The Step one results changed year over year mainly due to much lower projected trading and clearing revenue related to FCM activity as well as exiting the OTC derivative clearing business. The Company had no additional costs related to exiting of the OTC derivative clearing business.

Step two analysis was performed to quantify the impairment. As of the beginning of the reporting period, there was no accumulated impairment of goodwill. The difference between fair value and book value of equity was greater than the amount of goodwill. Therefore, the entire carrying value of goodwill of $107.8 million was deemed impaired and needed to be written off.

Implied Fair Value of Goodwill	Carrying Balance of Goodwill	Goodwill Impairment
–	$107,762,486	($107,762,486)

Additionally, the Company completed its annual review of other intangible assets as of August 31, 2014, and determined no impairment charge was required. Subsequent to August 31, 2014, no events have occurred or circumstances have changed that would reduce the fair value of other intangible assets below its carrying value.

The following table summarizes other intangible assets as of December 31, 2014:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
SPDR ETF marketing rights	$ 18,000,000	$ 13,561,644	$ 4,438,356
Software	11,500,000	7,283,346	4,216,654
Customer lists	19,230,000	6,505,904	12,724,096
Total	$ 48,730,000	$ 27,350,894	$ 21,379,106

5. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. An example of Level 2 financial instruments includes money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2014 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

5. Fair Value of Financial Instruments (continued)

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2014:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 146,572,396	$ –	$ 146,572,396
Cash equivalents segregated in compliance with federal regulations	–	155,163,452	–	155,163,452
Securities segregated in compliance with federal regulations	–	19,999,980		19,999,980
Other assets:				
U.S Government	–	8	–	8
Equity securities	3,438,156		–	3,438,156
Total other assets	3,438,156	8	–	3,438,164
Total assets carried at fair value	**$ 3,438,156**	**$ 321,735,836**	**$ –**	**$ 325,173,992**

There were no transfers of financial assets between levels during the year ended December 31, 2014.

The fair value of highly liquid, short term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2014, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Clearing organizations	$ 112,612,176
Securities failed to deliver	22,198,459
Cash collateral receivable	5,804,193
Securities borrowed	4,900,979
Marketing agent fees	4,381,626
Securities pending settlement	3,775,312
Commissions and transaction fees	3,594,618
Total receivables	$ 157,267,363
Payables	
Broker-dealers	$ 8,436,673
Securities failed to receive	1,947,461
Total payables	$ 10,384,134

All material fail to deliver and fail to receive transactions and securities pending settlement settled subsequent to December 31, 2014 without any adverse financial effect.

7. Receivable from and Payable to Customers

At December 31, 2014, amounts receivable from and payable to customers include:

Receivables:	
Securities pending settlement	$ 13,087,365
Futures margin pending settlement	28
Total receivables	$ 13,087,393
Payables:	
Futures margin collected	$ 284,421,561
Securities pending settlement	12,693,127
Commission sharing payables	5,700,679
Commissions payable	1,675,484
Other	7,765
Total payables	$ 304,498,616

7. Receivable from and Payable to Customers (continued)

All material transactions settled subsequent to December 31, 2014 without any adverse financial effect.

8. Concentration Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary.

A significant portion of the Company's revenues were derived from its role as marketing agent of the SPDR® Gold Trust. This revenue could be adversely affected by any number of market events, such as price volatility, new entrants into the market space, or economic conditions.

9. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. The Company does not extend credit to customers in the form of margin accounts and generally

9. Risk Management (continued)

Customer Activities and Credit Risk (continued)

settles securities transactions on its customers' behalf on a delivery versus payment/receive versus payment basis.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk. The Company's credit exposure related to futures commission merchant activity is mitigated as all transactions are cleared through an exchange, and are collateralized by both initial and daily margin requirements that are set by the exchange. Also, the Company performs a thorough credit review of each futures customer. The Company may require customers to post additional margin dependent on the credit review and the volatility of the contracts traded.

Liquidity Risk

The Company monitors its liquidity on a daily basis. All bank accounts and depository accounts are monitored intraday to ensure sufficient funding to comply with the securities and futures clearing regulations. The Company has an unsecured line of $1.25 billion with the Parent to drawn down upon to provide additional liquidity based upon the needs all business lines.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk.

The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee

9. Risk Management (continued)

Exchange Member Guarantees (continued)

obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement, and believes that any potential requirement to make payments under this agreement is remote.

Other Guarantees

The Company also executes and clears commodity futures transactions for the accounts of its customers. Certain transactions are introduced to other clearing brokers. As such, the Company guaranteed to respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. Risk arising from customer positions in over-the-counter products is managed based on margin requirements equivalent to exchange margins. Margin is a deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Management believes that the margin deposits held at December 31, 2014 were adequate to minimize the risk of material loss that could be created by positions held at that time.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there

9. Risk Management (continued)

Other Guarantees (continued)

were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2014.

10. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. The Company is also subject to a minimum net capital requirement of $1,000,000 or 8% of customer and noncustomer maintenance margin requirements, whichever is greater under Rule 1.17.

At December 31, 2014, the Company's net capital was $575,175,124 which was $542,870,172 in excess of the minimum required net capital of $32,304,952 under Rule 1.17.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2014, the Company was in compliance with all such requirements.

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated U.S. Treasury bills with a fair value of $19,999,980 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $15,831,109.

In accordance with the requirements of CFTC segregation under Section 4d(a)(2) and the legally segregated, operationally commingled under 4d(f) of the Commodity Exchange Act as well as the secured under Regulation 30.7 of the CFTC requirements, the Company must compute its customer requirements in each of the separate categories and ensure that amounts set aside to cover these obligations. At December 31, 2014, the Company had excess segregated funds of $120,946,512, excess legally segregated, operationally commingled of $130,695,696 and excess secured funds of $41,863,548.

10. Regulatory Requirements (continued)

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

11. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, such as the Parent, which may include purchases of securities under agreements to resell, short-term financing, and deposits.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $17,337,331 which is held on deposit at State Street Bank & Trust ("SSB&T"), and cash equivalents of $146,572,396, which is invested in a money market mutual fund managed by an affiliate, State Street Global Advisors ("SSGA").

Funding Arrangements

The Company meets its short-term financing needs through a uncommitted, unsecured line of credit with its Parent, which has a $1.25 billion limit. The unsecured line of credit was established on December 2, 2013 with a stated maturity of three years. As of December 31, 2014, this facility had no outstanding balance.

Subordinated Liabilities

Effective September 14, 2011, the Company extended a subordinated liability agreement with its Parent for $75,000,000, for a term of four years with an evergreen provision. Thus, the maturity date is automatically extended an additional year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, the Parent notifies the Company in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended.

Additionally, the Company extended its $50,000,000 subordinated liability agreement with its Parent for a term of four years, effective April 12, 2012. Each borrowing carries a rate of interest based on the three-month LIBOR rate, plus a spread. Given the floating rate nature of these liabilities, fair value approximates carrying value at December 31, 2014.

11. Related Party Transactions (continued)

Subordinated Liabilities (continued)

These subordinated liabilities are covered by an agreement approved by FINRA, and are therefore available in computing net capital under Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2014, $55,049 was payable to the Parent and included in payable to affiliates in the Statement of Financial Condition.

Distribution Fees

The Company is the distributor of the SPDR® ETFs, which are managed by State Street Global Advisors Funds Management, Inc. (SSgA FM), an affiliate of the Company. An agreement was entered into in April 2009, whereby SSgA FM has agreed to pay the Company for any and all distribution expenses incurred by the Company in connection with its distribution activities relating to SPDR® ETFs. At December 31, 2014, $6,356,363 of this amount was a receivable from SSgA FM and included in distribution fees receivable in the Statement of Financial Condition.

Futures Commission Merchant Activities

The Company engages in FCM activity in connection with transactions cleared on behalf of the Parent and affiliates. The Company earns commissions from this activity.

The Company maintains omnibus accounts with its affiliate State Street Bank Gmbh London Branch ("GmbH") for FCM activity cleared on behalf of customers and affiliates. As of December 31, 2014, the Company had a receivable of $4,270,569 and a payable $20,259 respectively from this activity included in receivable from affiliate and payable to affiliate in the Statement of Financial Condition. In addition, GmbH maintains an omnibus account with the Company for FCM activity cleared on behalf of customers. As of December 31, 2014 the Company had a receivable of $9,282,102 from this activity included in receivable from affiliate in the Statement of Financial Condition. In addition, Gmbh also posted collateral with the

Company of $174,535,924 in the form of U.S. Treasury Securities. Also, SSB&T maintains a principal account for futures and interest rate swap clearance and as of December 31, 2014 the Company had a net payable of $12,056,718 from this activity included in payable to affiliates in the Statement of Financial Condition. In addition, the Company accepted collateral of $2,506,234 in the form of U.S. Treasury securities from SSB&T related to initial margin

11. Related Party Transactions (continued)

Futures Commission Merchant Activities (continued)

amounts paid to the Exchanges related to open futures contracts as of December 31, 2014. The Company clears interest rate swaps on behalf of its Parent holding a payable of $76,272,722 from this activity included in payable to affiliates in the Statement of Financial Condition.

Collateralized Short-Term Financing

The Company may borrow securities from SSB&T to facilitate customer trading activity under security borrowing agreements on terms which permit the Company to repledge or resell the securities to others. SSB&T acts as a principal in these transactions to lend securities to the Company.

At December 31, 2014, securities with a fair value of $4,744,118 were obtained by the Company, and $4,900,979 of cash was given to SSB&T as collateral in these securities borrowed arrangements and included in receivable from broker-dealers and clearing organizations in the Statement of Financial Condition.

Expense Allocation

The Parent and its affiliates pay all costs related to Company personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent for all services provided. At December 31, 2014, $17,280,917 of such general and administrative costs were payable by the Company to the Parent, and included in payable to affiliate in the Statement of Financial Condition. Management believes that the allocation methods used for expenses under service agreements are reasonable and appropriate in the circumstances.

Portfolio Solutions

The Company attributes a portion of its commission revenue/expense and fixed income trading profits/loss relating to its Portfolio Solutions business segment to certain affiliated entities.

11. Related Party Transactions (continued)

Portfolio Solutions (continued)

At December 31, 2014, the Company had a payable balance of $229,113 with State Street Global Markets Canada Inc. included in payable to affiliates in the Statement of Financial Condition. Also, a receivable balance of $1,365,188 with State Street Global Markets International Limited is included in affiliate receivable in the Statement of Financial Condition.

Guarantees

The Company is currently a member of the CME for purposes of clearing exchange traded futures. On January 5, 2012 the Parent provided a guarantee to the CME on behalf of the Company to meet CME clearing member requirements. This was done to expand the products that the Company is able to clear with the CME. Under the terms of the guarantee, the Parent guarantees to CME, in an amount up to one billion dollars, the due and punctual performance of all obligations to CME arising out of accounts cleared by the Company that are non-customer accounts, including proprietary accounts as defined by CFTC Regulation 1.3(y).

12. Subsequent Events

During January 2015, certain illiquid securities were purchased into the Company's proprietary trading portfolio. As with other equity and debt securities bought and held principally for the purpose of selling them in the near term, the positions are classified as trading securities reported at fair value. The Company's deductions and haircut treatment for these securities is in accordance with SEC Rule 15c3-1. The impact of the transaction increased the Company's inventory position by $190 million, with a corresponding decrease in cash and cash equivalents, as well as a $180 million reduction in tentative net capital and $171 million reduction in excess net capital. The Company maintained excess net capital of $344 million after the transaction. This transaction had no impact to the 2014 financial statements.

Supplementary Information

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2014

Member's equity	$ 504,303,708
Liabilities subordinated to claims of general creditors allowable in computation of net capital	125,000,000
Total capital and allowable subordinated liabilities	629,303,708
Deductions and/or charges:	
Non-allowable assets:	
Intangible assets	21,379,106
Aged Receivables	14,792,708
Other assets	9,459,859
Deductions and/or charges	1,731,374
Net capital before haircuts on securities positions (tentative net capital)	581,940,661
Less: haircuts on securities	6,765,537
Net capital	$ 575,175,124
Alternative net capital requirement:	
Greater of:	
8% of customer and noncustomer maintenance margin requirement ($32,304,952) or minimum dollar ($1,000,000)	
2% of aggregate debit items ($478,706) or minimum dollar ($250,000)	
Net capital requirement	32,304,952
Excess net capital	$ 542,870,172

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2014, as amended on February 20, 2015.

Schedule II

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2014

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 20,073,174
Customers' securities failed to receive	7,312,944
Total credit items	$ 27,386,118
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	12,581,471
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,681,539
Failed to deliver of customers' securities not older than 30 calendar days	9,672,296
Aggregate debit items	23,935,306
Less 3% (for alternative method only)	(718,059)
Total 15c3-3 debits	23,217,247
Reserve computation:	
Required deposit	$ 4,168,871
Amount held on deposit in reserve account at December 31, 2014	$ 19,999,980

There were no material differences between the Computation for Determination of Reserve Requirements included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2014, as amended on February 20, 2015.

Schedule III

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2014

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):

A. Number of items	0
B. Market Value	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of items	0
B. Market Value	0

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2014

Segregation Requirements (Section 4d(2) of the CE Act)	
Net ledger balance:	
Cash	$ 267,467,401
Securities (at market)	174,535,924
Net unrealized profit (loss) in open futures contracts traded on a contract market	(11,947,455)
Exchange traded options:	
Add market value of open option contracts purchased on a contract market	3,007,315
Deduct market value of open option contracts granted (sold) on a contract market	(1,789,081)
Net equity (deficit)	431,274,104
Accounts liquidating to a deficit and accounts with debit balances	8,169,054
Less: amount offset by customer owned securities	(8,169,054)
Amount required to be segregated	$ 431,274,104
Funds in Segregated Accounts	
Net ledger balance:	
Cash	$ 214,714,729
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Margins on deposit with derivatives clearing organizations of contract markets:	
Cash	33,237,243
Securities representing investments of customers' funds (at market)	131,144,912
Securities held for particular customers or option customers in lieu of cash (at market)	108,753,329
Net settlement from (to) derivatives clearing organizations of contract markets	(8,434,619)
Exchange traded options:	
Value of open long option contracts	3,007,315
Value of open short option contracts	(1,789,081)
Net equities with other FCMs:	
Net liquidating equity	5,804,193
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	65,782,595
Total amount in segregation	552,220,616
Excess (deficiency) funds in segregation	$ 120,946,512

There were no material differences between the Statement of Segregation Requirements included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2014, as amended on February 20, 2015.

Schedule V

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to CFTC Regulation 30.7

December 31, 2014

Foreign Futures and Foreign Options Secured Amounts	
Net ledger balance	
Cash	$ 5,823,007
Securities	–
Net unrealized profit (loss) in open futures contracts traded on foreign board of trade	(1,124,074)
Net Equity (deficit)	$ 4,698,933
Accounts liquidating to a deficit and accounts with debit balances	28
Less: amount offset by customer owned securities	–
Amount required to be segregated	$ 4,698,961
Funds Deposited in Separate Regulation 30.7 Accounts	
Cash in banks:	
Banks located in the United States	$ 42,291,940
Securities	–
Equities with registered futures commission merchants	–
Amounts held by clearing organizations of foreign boards of trade	–
Amounts held by members of foreign boards of trade:	
Cash	5,394,643
Securities	–
Unrealized gain/(loss) on open futures contracts	(1,124,074)
Value of long option contracts	–
Value of short option contracts	–
Total amounts held by members of foreign boards of trade	4,270,569
Total funds in separate section 30.7 accounts	46,562,509
Excess (deficiency) of funds in separate section 30.7 accounts	$ 41,863,548

There were no material differences between the Statement of Secured Requirements included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2014, as amended on February 20, 2015.

Schedule VI

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Statement of Sequestration Requirements and Funds in Cleared OTC Derivatives Sequestered Accounts

December 31, 2014

Cleared OTC Derivatives Customer Requirements (Section 4d(f) of the CE Act)	
Net ledger balance:	
Cash	$ 34,947,757
Securities (at market)	
Net unrealized profit (loss) in open cleared OTC derivatives	(20,027,205)
Cleared OTC derivatives options:	
Market value of open cleared OTC derivatives option contracts purchased	–
Market value of open cleared OTC derivatives option contracts granted (sold)	–
Net equity (deficit)	14,920,552
Accounts liquidating to a deficit and accounts with debit balances with no open trades	–
Amount required to be sequestered for cleared OTC derivatives customers	$ 14,920,552
Funds in Cleared OTC Derivatives Customer Sequestered Accounts	
Deposited in cleared OTC derivatives customer sequestered accounts at banks:	
Cash	$ 122,138,082
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Margins on deposit with derivatives clearing organizations in cleared OTC derivative customer sequestered accounts:	
Cash	–
Securities representing investments of customers' funds (at market)	24,018,540
Securities held for particular customers or option customers in lieu of cash (at market)	–
Net settlement from (to) derivatives clearing organizations	(540,374)
Cleared OTC Derivative options:	
Value of open cleared OTC derivatives long option contracts	–
Value of open cleared OTC derivatives short option contracts	–
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in sequestration	$ 145,616,248
Excess (deficiency) funds in sequestration	$ 130,695,696

There were no material differences between the Statement of Sequestered Requirements included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2014, as amended on February 20, 2015.

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Managers and Management of State Street Global Markets, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Managers and management of State Street Global Markets, LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective wire transfer evidencing payment. No exceptions noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014. No exceptions noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by representatives of the Company. No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers. No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015

A member firm of Ernst & Young Global Limited

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044744 FINRA DEC
State Street Global Markets LLC
One Lincoln Street SFC6
ATTN: John Conway
State Street Financial Center
Boston MA 02111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Conway (212) 259-3162

2. A. General Assessment (item 2e from page 2) $ 596,373

B. Less payment made with SIPC-6 filed (exclude interest) (300,399)

August 8, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 295,974

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 295,974

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 295,974

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

State Street Global Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President
(Title)

Dated the 24 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 257,461,903

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. 8,942,513

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 8,698,604

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

---

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,271,724

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 1,271,724

Total deductions 18,912,841

2d. SIPC Net Operating Revenues $ 238,549,062

2e. General Assessment @ .0025 $ 596,373

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

We have examined the statements of State Street Global Markets, LLC (the Company), included in the accompanying *State Street Global Markets, LLC's Compliance Report*, that the:

(1) Company's internal control over compliance was effective for the period from June 1, 2014 through December 31, 2014.
(2) Company's internal control over compliance was effective as of December 31, 2014.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2014 and throughout the period from June 1, 2014 through December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015

STATE STREET
GLOBAL MARKETS

State Street Global Markets, LLC
One Lincoln Street
Boston, MA 02111
www.statestreetglobalmarkets.com

State Street Global Markets LLC's Compliance Report

We, as members of management of State Street Global Markets LLC, (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers." This Compliance Report was prepared as required by 17 C.F.R. §240.17a-5(d)(3).

We are responsible for establishing and maintaining effective Internal Control Over Compliance which is defined in 17 C.F.R. §240.17a-5(d)(3)(ii) as internal controls that have the objective of providing a broker or dealer with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 or FINRA Rule 2231 that requires account statements to be sent to the customers of the broker or dealer (an "Account Statement Rule") will be prevented or detected on a timely basis.

We have performed an evaluation of the Company's compliance with the above requirements. Based on this evaluation, we state the following:

1) We have established and maintained Internal Control Over Compliance.
2) The Company's Internal Control Over Compliance of the Company was effective from June 1, 2014 to December 31, 2014.
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014.
4) The Company was in compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

4-9-15

Nicholas Bonn — Date

CEO

4/9/2015

Christopher Jensen — Date

CFO